

March 25, 2015

Via E-mail
Xingzhong Sun
President, Chief Financial Officer, Treasurer and Member of the Board of Directors
Rose Rock Inc.
1350 Rose Glen Rd
Gladwyne, PA 19035

> **Re:** **Rose Rock Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 13, 2015**
> **File No. 333-202071**

Dear Mr. Sun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2015 letter.

General

1.   We note your response to comment 1. We further note that there is disclosure indicating that selling shareholders may sell their shares at "prevailing market prices or in privately negotiated transactions" on pages 3, 6, 7, 16 and 17. Please revise your disclosure to make it clear that the offering price of the shares being sold must be fixed for the duration of the offering.

2.   We note your response to comment 6. As currently provided, your disclosure does not present enough detail regarding your plan of operation and specific business plan. Please note that Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing

this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of consulting to various U.S. companies who seek to do business in China as well as Chinese companies that are looking to enter the U.S. markets. However, your disclosure shows that you had no assets as of December 31, 2014, other than cash of $7,000, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are approximately $23,000. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Risk Factors, page 7

3.   We note your disclosure, including on pages 6, 21-22 and 25 that you presently do not have enough cash on hand to complete the offering, and that you will require additional sources of cash in order to proceed with your business plan. Please include risk factor disclosure that separately addresses this risk, or advise.

Selling Security Holders, page 15

4.   We note that it appears that several of the selling shareholders may be relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 28.

Directors and Executive Officers, page 26

5.   We note your response to comment 8. Please revise your disclosure to name the companies referred to under the heading "Background Information about Our Officer and Director." Refer to Item 401(e) of Regulation S-K.

Undertakings, page 33

6.   We note your response to comment 9. However, we are unable to find the requested undertaking set forth in Item 512(a)(5) of Regulation S-K, and therefore we reissue the comment.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446, if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Senior Counsel

cc: Jay Smith, via e-mail